UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2026

Commission File Number: 001-41411

Haleon plc
(Translation of registrant’s name into English)

Building 5, First Floor, The Heights,
Weybridge, Surrey, KT13 0NY
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F ☐

EXHIBIT INDEX

Exhibit Number	Description
99.1	18 May 2026 - Director/PDMR Shareholding

99.1

 Haleon plc: Director/PDMR Shareholding

18 May 2026: Haleon plc (the "Company" or "Haleon") (LSE/NYSE:HLN) today announces notification and public disclosure in accordance with the requirements of The UK Market Abuse Regulation of Transactions by a Person Discharging Managerial Responsibilities ("PDMR").

On 15 May 2026, the Company received notification of the following transaction as detailed below.

1	Details of the issuer, emission allowance market participant
a)	Name	Haleon plc
b)	LEI	549300PSB3WWEODCUP19
2	Reason for the notification
a)	Position/status	Senior Independent Non-Executive Director
b)	Initial notification /Amendment	Initial Notification
3	Details of the person discharging managerial responsibilities / person closely associated ("PCA")
a)	PDMR/PCA	PDMR
b)	Name	Alan Stewart
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of Instrument Identification code	Share GB00BMX86B70
b)	Nature of the transaction	Acquisition of Ordinary Shares as a result of dividend reinvestment
c)	Currency, Price(s) and volume(s)
		Price(s)	Volume(s)
		£3.3105	498

d)	Aggregated information

	- Aggregated volume	N/A

- Price

e)	Date of the transaction	14 May 2026
f)	Place of the transaction	London Stock Exchange (XLON)

Amanda Mellor
Company Secretary

About Haleon
Haleon (LSE/NYSE: HLN) is a consumer company that is solely focused on better everyday health. Our people, our brands, our research, our investment and our innovation are aimed at improving the everyday health of consumers. Our product portfolio spans six major categories - Oral Health, Vitamins, Minerals and Supplements (VMS), Pain Relief, Respiratory Health, Digestive Health and Therapeutic Skin Health and Other. Our superior brands - such as Advil, Centrum, Otrivin, Panadol, parodontax, Polident, Sensodyne, Theraflu and Voltaren - are trusted by more than one billion consumers and are recommended by health professionals around the world.

For more information, please visit www.haleon.com.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HALEON PLC (Registrant)
Date: May 18, 2026	By:	/s/ Amanda Mellor
		Name:	Amanda Mellor
		Title:	Company Secretary

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